October 13, 2010

VIA EDGAR
Division of Corporate Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Thompson

Re:        STW Resources Holding Corp. (the “Company”)
Form 8-K/A, Filed April 1, 2010 (“Form S-1”)
Commission File No. 0-52654

Dear Ms. Thompson:

On behalf of the Company, we are responding to the Staff’s comment letter, dated April 20, 2010, addressed to Mr. Stanley Weiner, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form 8-K/A.

Changes In and Disagreements With Accountants

1.
We note you filed an Item 4.01 Form 8-K reporting the change in your independent accountant. As previously requested in comment two in our letter dated March 25, 2010, please revise your Form 8-K/A filed in connection with the reverse recapitalization to provide the disclosures required by Item 3-04 of Regulation S-K, as those disclosures are required by Item 14 of Form 10. Please note that Item 2.01(f) of Form 8-K requires you to provide the same information that would be provided if STW Resources had filed a Form 10.

Response:

Please be advised that concurrently with the filing of this response letter, the Company will be filing an amended Form 8-K/A filed in connection with the reverse recapitalization to provide the disclosures required by Item 3-04 of Regulation S-K with respect to the Item 4.01 disclosures.

Financial Statements of STW Resources, Inc. for the Fiscal Year Ended December 31, 2009

2.	Please revise to present loss per common share. Please refer to FASB ASC 260-10-15-2.

Response:

As previously discussed with the Commission, the Company did not include the pre-merger surviving company Earnings/(Loss) per share at the financial statement date of December 31, 2009, as the capital structure presented in the financial statements  reflected the pre- merger private company.  At that date it would not have incorporated the shares outstanding related to the “shell” company, pre-merger.  However on a continuing basis moving forward, post-merger, the Company will reflect the Earnings/(Loss) per share calculations on the face of its balance sheet.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

/s/ Jonathan R. Shechter
Jonathan R. Shechter, Esq.

cc:  Mr. Stan Weiner,
Chief Executive Officer